FORM 6K

SECURITIRES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INCORPORATED (File # 0-08797)

(Translation of the Registrant's Name into English)

#1904-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N7

(Address of principal Executive offices)

Attachments:

1.

Press Release.

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F

     X

                                     FORM 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES

NO

   X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: April 5, 2004

BY:

Chris Robbins

It’s       Vice President

(Title)

Anglo Swiss Resources Inc.

Suite 1904 - 837 West HASTINGS Street

Vancouver, BC  V6C 3N7

604-683-0484

Fax: 604-683-7497

April 5, 2004

Securities & Exchange Commission

VIA EDGAR

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

Chris Robbins

Per:

Chris Robbins

Vice  President

ANGLO SWISS RESOURCES INC. #1904 – 837 West Hastings Street Vancouver, B.C. V6C 3N7	March 29, 2004 TSX Venture: ASW OTC Bulletin Board: ASWRF Berlin Exchange: AMO

ANGLO SWISS RESOURCES ANNOUNCES CLOSING OF PRIVATE PLACEMENT

Anglo Swiss Resources Inc.  (TSX-Venture-ASW, OTC BB – ASWRF, Berlin - AMO) has received subscription agreements on a non-brokered private placement for 5,180,000 units at 10 cents each.  The placement was originally announced in a news release dated February 12, 2004.  Each unit comprises one common share and one share purchase warrant, entitling the holder to purchase an additional common share for 15 cents for a one year period.

Upon receiving final approval from the regulatory authorities, the shares and warrants will be subject to a minimum hold period, restricted from resale before July 30, 2004; the warrants expire March 29, 2005.

The proceeds of the private placement will be used by the corporation for general working capital and to pay for the costs of continued evaluation of both the Kenville Gold property and the Blu Starr Gemstone property.

On behalf of the Board,

"Len Danard"
President & CEO

For further information please contact:         Tel: (604) 683-0484
Anglo Swiss Resources Inc.                          Fax: (604) 683-7497

or Investor Relations at
Daimler Partners
Mr. Peter Holt                                                Tel: (604)605-8522

Internet:  www.anglo-swiss.com
Email:     angloswiss@shaw.ca

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT REPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.